UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 11)1

RCM Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

749360400
(CUSIP Number)

Bradley S. Vizi
9401 Wilshire Boulevard, Suite 705
Beverly Hills, California 90212
(330) 519-1158

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON IRS Partners No. 19, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,353,775*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,353,775*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,775*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%*
14	TYPE OF REPORTING PERSON PN

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON The Leonetti/O’Connell Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 266,074*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 266,074*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,074*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14	TYPE OF REPORTING PERSON CO

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON M2O, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,353,775*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,353,775*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,775*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%*
14	TYPE OF REPORTING PERSON CO, HC

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON The Michael F. O’Connell and Margo L. O’Connell Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,353,775*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,353,775*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,775*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%*
14	TYPE OF REPORTING PERSON OO, HC

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON Michael O’Connell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,619,849*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,619,849*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,619,849*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%*
14	TYPE OF REPORTING PERSON IN

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,619,849*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,619,849*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%*
14	TYPE OF REPORTING PERSON IA

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 1,619,849*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,849*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%*
14	TYPE OF REPORTING PERSON IN

* See Item 5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,000
	10	SHARED DISPOSITIVE POWER 1,619,849*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,641,849*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%*
14	TYPE OF REPORTING PERSON IN

* See Item 5

CUSIP NO. 749360400

The following constitutes Amendment No. 11 (“Amendment No. 11”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

The principal business address of the O’Connell Entities is 515 South Figueroa Street, Suite 1050, Los Angeles, California 90071.  The principal business address of Legion Partners, Mr. Kiper and Mr. Vizi is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 22, 2014, the Reporting Persons, Roger H. Ballou and the Issuer entered into a settlement agreement (the “Settlement Agreement”). The following description of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement, (i) the Board has agreed to re-nominate for election at the Issuer’s 2014 annual meeting of stockholders (the “2014 Annual Meeting”), each of the Reporting Persons’ nominees that were elected to the Board at the Issuer’s 2013 Annual Meeting, Bradley S. Vizi and Mr. Ballou, as well as the two incumbent directors with terms expiring at the Issuer’s 2014 Annual Meeting, Leon Kopyt and S. Gary Snodgrass, each to serve one year terms; (ii) the Board will appoint either Mr. Vizi or Mr. Ballou as Lead Independent Director of the Board no later than the 2014 Annual Meeting; (iii) at the earlier of the expiration of the Standstill Period (as defined below) and Mr. Kopyt’s resignation as Chairman of the Board, the Board will appoint either Mr. Vizi or Mr. Ballou as Chairman of the Board; (iv) the size of the Board will be fixed at six members during the Standstill Period, provided that no later than the expiration of the Standstill Period, an additional independent director will be added to the Board who is mutually agreeable to the Reporting Persons and the Board; and (v) with respect to the Issuer’s 2015 annual meeting of stockholders (the “2015 Annual Meeting”), the Reporting Persons shall have the right to designate one of the three current independent directors on the Board (other than Messrs. Vizi or Ballou) who will not be re-nominated for election at the 2015 Annual Meeting.

In addition, under the terms of the Settlement Agreement, the Board approved certain amendments to the Issuer’s Bylaws, including to: (i) reduce the percentage of voting power required for stockholders to call a special meeting from 80% to 20%; (ii) allow action to be taken by written consent without a meeting of stockholders upon the consent of stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting (as compared to requiring unanimous consent prior to the amendment); and (iii) amend certain other provisions of the Bylaws relating to the ability of stockholders to bring business before or nominate directors at stockholder meetings. The aforementioned amendments to the Bylaws are reflected in Exhibit B to the Settlement Agreement and are incorporated herein by reference.

The Reporting Persons have agreed, from the date of the Settlement Agreement until the date that is ten (10) business days prior to the deadline for the submission of stockholder nominations for the 2015 Annual Meeting (the “Standstill Period”), to abide by certain “standstill provisions” including, among other things, acquiring greater than 20% of the Issuer’s outstanding common stock and participating in future proxy contests.  Additionally, the parties agreed to the dismissal of their ongoing litigation, as well as to mutual releases and covenants not to sue.

CUSIP NO. 749360400

In connection with the Settlement Agreement, Mr. Kopyt also agreed to retire as President, Chief Executive Officer and from all other positions with the Issuer (except as Chairman of the Board), effective February 28, 2014, and the Board agreed to appoint Rocco Campanelli as Chief Executive Officer, effective upon Mr. Kopyt’s retirement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 22, 2014, the Reporting Persons, Mr. Ballou and the Issuer entered into the Settlement Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Settlement Agreement, dated as of January 22, 2014, by and among the Reporting Persons, Roger H. Ballou and the Issuer.

CUSIP NO. 749360400

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2014

IRS PARTNERS NO. 19, L.P.

By:	M2O, Inc., its General Partner

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	As Attorney-in-Fact for Michael O’Connell, Chief Executive Officer

THE LEONETTI/O’CONNELL FAMILY FOUNDATION

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	As Attorney-in-Fact for Michael O’Connell, Secretary, Chief Financial Officer and Director

M2O, INC.

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	As Attorney-in-Fact for Michael O’Connell, Chief Executive Officer

THE MICHAEL F. O’CONNELL AND MARGO L. O’CONNELL REVOCABLE TRUST

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	As Attorney-in-Fact for Michael O’Connell, Trustee

CUSIP NO. 749360400

LEGION PARTNERS ASSET MANAGEMENT, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Director

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Bradley S. Vizi
Bradley S. Vizi, Individually and as attorney-in-fact for Michael O’Connell